November 30, 2016

FILED VIA EDGAR

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harris Associates Investment Trust; Post-Effective Amendment No. 52
—Oakmark Fund
—Oakmark Select Fund
—Oakmark Equity and Income Fund
—Oakmark Global Fund
—Oakmark Global Select Fund
—Oakmark International Fund
—Oakmark International Small Cap Fund
—Investor Class (formerly Class I), Advisor Class, Institutional Class, and Service Class (formerly Class II)
File Nos. 33-38953; 811-06279

Dear Ms. White:

This letter responds to your comments, discussed in our telephone conversation on October 11, 2016, regarding your review of Post-Effective Amendment No. 52 to the registration statement on Form N-1A for Harris Associates Investment Trust (“Registrant”) on behalf of its series listed above (each a “Fund”).   Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 52 would have become effective on November 20, 2016. On November 14, 2016, the Registrant filed a BXT filing to designate a new effective date of November 30, 2016 for the filing. The Registrant expects to file Post-Effective Amendment No. 54 on November 30, 2016, which will become effective immediately pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the SEC staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006-1600

T +1 202 778 9000  F +1 202 778 9100  klgates.com

General

Comment 1:   Please update the series and class identifiers on Edgar and the prospectus and SAI with ticker symbols.

Response: The Registrant has made the requested change.

Comment 2:   Please provide to the SEC staff each Fund’s completed fee table via email or Edgar prior to the effective date of the filing.

Response: The Registrant provided draft fee tables via email to Ms. Alison White on November 14, 2016.

Comment 3:   Each Fund includes either “Region, Sector or Industry Risk” or “Sector or Industry Risk” disclosure in its “Principal Investment Risks” section.  The SEC staff notes that as of the last Form N-Q filing, each Fund appeared to invest a high percentage of its assets in certain regions and/or sectors.  Please confirm whether any Fund emphasizes any specific regions, sectors or industries as part of its principal investment strategy.  If so, please add disclosure regarding those particular regions, sectors or industries in such Fund’s “Principal Investment Strategies” and “Principal Investment Risks” sections.

Response: No change was made in response to this comment.  Although each Fund may at times hold higher percentages of its assets in certain regions, sectors or industries, such investments may change at any time due to the Portfolio Manager(s) views on the intrinsic value of each portfolio holding and the investment opportunities presented by other companies.  Consequently, no Fund emphasizes any specific regions, sectors or industries as part of its principal investment strategy

Comment 4:   The asterisk footnote to the contractual reimbursement table in the  “Management of the Funds” section states that “[t]he Adviser is entitled to recoup from any Fund class, in any fiscal year through the Funds’ fiscal year ending [September 30, 2021,] amounts reimbursed to that Fund class, except to the extent that the Fund class already has paid such recoupment to the Adviser or such recoupment would cause the annual ordinary operating expenses of a Fund class for that fiscal year to exceed the applicable limit shown above.” Please supplement this disclosure with the phrase “or the limit in effect at the time of the recoupment.”

Response: The Registrant has revised the sentence in the asterisk footnote in the “Management of the Funds” section as follows:

*  The Adviser is entitled to recoup from any Fund class, in any fiscal year through the Funds’ fiscal year ending September 30, 2021, amounts reimbursed to that Fund class, except to the extent that the Fund class already has paid such recoupment to the Adviser or such recoupment would cause the annual ordinary operating expenses of a Fund class for that fiscal year to exceed the applicable limit shown above or to exceed any lower limit in effect at the time of recoupment.

Comment 5:   The “General Redemption Policies - Redemption in Kind” section states that “[b]rokerage costs may be incurred by a shareholder who receives securities through a Redemption in Kind and desires to convert them to cash.”  Please supplement this disclosure to disclose that such shares are subject to market risk until they are sold.

Response: The Registrant has revised the “General Redemption Policies - Redemption in Kind” section as follows:

Brokerage costs may be incurred by a shareholder who receives securities through a Redemption in Kind and desires to convert them to cash. In addition, securities received through a Redemption in Kind are subject to market risk until they are sold.

Comment 6:   The “Principal Investment Strategy” section of each of Oakmark Fund, Oakmark Select Fund, and Oakmark Global Select Fund indicates that each Fund generally invests in the securities of companies with a specific market capitalization.  Please explain why each Fund’s “Principal Investment Risks” section includes “Market Capitalization Risk” that includes disclosure regarding investing in other capitalization companies.

Response: The Registrant has revised each Fund’s “Market Capitalization Risk” section under “Principal Investment Risks Section” as follows:

Oakmark Fund

Market Capitalization Risk. Investing primarily in issuers in one market capitalization category (large~~, medium or small~~) carries the risk that due to current market conditions, that category may be out of favor with investors. Larger, more established companies may be unable to respond quickly to new competitive challenges or opportunities or attain the high growth rate of successful smaller companies. ~~Smaller companies may be more volatile due to, among other things, narrower product lines, more limited financial resources and fewer experienced managers. In addition, there is typically less publicly available information about such companies, and their stocks may have a more limited trading market than stocks of larger companies.~~

Oakmark Select Fund

Market Capitalization Risk. Investing primarily in issuers in one market capitalization category (large and medium ~~or small~~) carries the risk that due to current market conditions, that category may be out of favor with investors. Larger, more established companies may be unable to respond quickly to new competitive challenges or opportunities or attain the high growth rate of successful smaller companies. Smaller companies may be more volatile due to, among other things, narrower product lines, more limited financial resources and fewer experienced managers. In addition, there is typically less publicly available information about such companies, and their stocks may have a more limited trading market than stocks of larger companies.

Oakmark Global Select Fund

Market Capitalization Risk. Investing primarily in issuers in one market capitalization category (large~~, medium or small~~) carries the risk that due to current market conditions, that category may be out of favor with investors. Larger, more established companies may be unable to respond quickly to new competitive challenges or opportunities or attain the high growth rate of successful smaller companies. ~~Smaller companies may be more volatile due to, among other things, narrower product lines, more limited financial resources and fewer experienced managers. In addition, there is typically less publicly available information about such companies, and their stocks may have a more limited trading market than stocks of larger companies.~~

Comment 7:      The “Principal Investment Strategy” section of each of Oakmark Global Fund, Oakmark Global Select Fund, Oakmark International Fund, and Oakmark International Small Cap Fund indicates that each Fund may invest in securities of companies located in emerging markets.  Please disclose how the Funds define “emerging markets.”

Response: The Registrant has revised each Fund’s “Principal Investment Strategy to include the following:

The Fund considers emerging markets to be markets located in countries classified as emerging or frontier markets by MSCI, and are generally located in the AsiaPacific region, Eastern Europe, the Middle East, Central and South America, and Africa.

Comment 8:       The “Principal Investment Strategy” section of each of Oakmark Global Select Fund, Oakmark International Fund, and Oakmark International Small Cap Fund indicates that the Fund may invest in non-U.S. companies.  Please disclose specifically how the Fund determines whether a company is a non-U.S. company.

Response: The Registrant has revised each Fund’s “Principal Investment Strategy” section by adding the following:

In determining whether an issuer is a U.S or non-U.S. company, the Fund considers various factors including, its country of domicile, the primary stock exchange on which it trades, the location from which the majority of its revenue comes, and its reporting currency.

Oakmark Fund

Comment 9:      The first paragraph of the “Principal Investment Strategy” section states that the “investment philosophy is based upon the belief that, over time, a company’s stock price converges with our estimate of its intrinsic or true business value. By ‘true business value,’ we mean our estimate of the price a knowledgeable buyer would pay to acquire the entire business.” Please confirm whether the references to “our estimate” are referring to Harris Associates L.P.’s (the “Adviser”) estimate and revise accordingly.  In addition, please consider more clearly stating in the last two sentences of the first paragraph of the “Principal Investment Strategy” section that the Fund purchases shares it believes are discounted.

Response:  The Registrant confirms these references are referring to the Adviser and that it has revised the “Principal Investment Strategy” section accordingly. The Registrant has also added the following sentence to the end of the first paragraph of the “Principal Investment Strategy” section:

A company trading below its estimated intrinsic value is sometimes referred to as trading at a discount.

Oakmark Equity and Income Fund

Comment 10:      The second sentence in the “Principal Investment Strategy” section states that the Fund may invest in securities convertible into common stock. Please confirm whether the Fund will invest principally in contingent convertible securities.

Response: The Registrant has no current intention of investing in contingent convertible securities as part of its principal investment strategies.

Comment 11:  Please disclose whether the Fund has parameters with respect to the maturity and duration of fixed income securities held by the Fund. If the Fund does have parameters with respect to duration, please define duration and include an example of how the parameters operate. If there are no parameters with respect to maturity and/or duration, please include disclosure stating this in the prospectus.

Response: No change was made in response to this comment.  The Fund does not have a target range for the maturity, duration, or credit quality of the fixed income securities held in the portfolio and respectfully submits that Form N-1A does not require such disclosure

Oakmark Global Fund

Comment 12:                                            Given that the Fund name includes the term “Global,” please expressly describe in the Fund’s “Principal Investment Strategy” section how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.  For example, the Fund could include a policy that it will invest at least 40% of its assets under normal market conditions and 30% of its assets if conditions are not favorable in companies organized or located in multiple countries outside the United States or that do a substantial amount of business in multiple countries outside the United States.

Response: The Registrant has carefully considered the SEC staff’s comment and respectfully submits its view that the Fund’s current disclosure is sufficient and in compliance with existing requirements and guidance.  The Registrant respectfully disagrees that the use of the term “global” in the Fund’s name requires it to include the suggested new percentage-based policy in its registration statement. In a letter dated January 29, 2010 (the “2010 Response”), the Registrant responded to a similar SEC staff comment and respectfully disagreed with the SEC staff’s analysis that the use of the term “global” requires a fund to state that a certain amount of its portfolio assets must be invested in securities of non-U.S. companies.  In light of new information that supports this position, as well as the reasons submitted by the Registrant in the 2010 Response, the Registrant maintains that it should not be required to include a new percentage-based policy in its registration statement for the following reasons: (1) the Investment Company Institute (“ICI”) memorandum dated June 4, 2012 (“ICI Memorandum”), clarifies that it is the SEC staff’s position that the 40% policy is not compulsory for global funds; (2) the SEC did not determine that the term “global” was subject to Section 35(d) or Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”); and (3) the use of the term “global” in the Fund’s name is not misleading because the prospectus currently provides appropriate detailed disclosure.

(1)         In response to ICI member inquires, the ICI sought clarification from the SEC staff on their view of fund names that include the term “global.” The ICI Memorandum, summarizing its conversations with senior members of the SEC staff, states that a 40% policy is not compulsory for global funds, though a fund should “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”  The Registrant respectfully submits that its disclosure on this point is sufficient, as the current disclosure indicates that the Fund invests primarily in a diversified portfolio of common stocks of both U.S. and non-U.S. companies, and to do so, it invests in the securities of companies located in at least three countries and typically invests between 25-75% of its total assets in the securities of non-U.S. companies.

(2)         Rule 35d-1 addresses certain investment company names that are likely to mislead investors about a company’s investment emphasis. See Investment Company Names, Investment Company Act Release No. IC-24828 (January 17, 2001). When adopted, the SEC specifically considered whether to include the term “global” in Rule 35d-1’s ambit and explicitly chose not to do so. See id. at n. 42 (“The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule.”)

(3)         Section 35(d)(1) provides that to determine whether a fund name is misleading, the test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” 15 U.S.C. 80a-34(d); Pub. L. No. 104-290, § 208, 110 Stat. 3416, 3432 (1996). The source of a company’s investments and risks, as well as the facts and circumstances surrounding the use of the name, should be examined in this analysis. See Investment Company Names, Investment Company Act Release No. IC-24828, at n.47 (January 17, 2001). Similar to the Registrant’s position in the 2010 Response, the Registrant continues to believe that the Fund’s name is not materially deceptive or misleading. The Fund’s prospectus states that the Fund seeks long-term capital appreciation, and to pursue that objective, the Fund invests primarily in a diversified portfolio of common stocks of both U.S. and non-U.S. companies. The prospectus further states that the Fund invests in the securities of companies located in at least three countries and that it typically invests between 25-75% of its total assets in the securities of non-U.S. companies. The Registrant believes that this disclosure is sufficient and would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments, and respectfully declines to include a new percentage-based policy in its disclosure.

For these reasons, the Registrant maintains its position that the Fund’s name and the Fund’s current prospectus disclosure would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments and respectfully declines to include the suggested new percentage-based policy in its prospectus.

Oakmark International Small Cap Fund

Comment 13:     Please explain supplementally why the Fund’s definition of small-cap companies (“A small cap company is one whose market capitalization is no greater than the largest market capitalization of any company included in the S&P EPAC (Europe Pacific Asia Composite) Small Cap Index ($12.8 billion as of December 31, 2015)”) in the first paragraph of the “Principal Investment Strategy” section is appropriate.

Response: The Registrant believes the use of the range of market capitalizations included within the S&P EPAC Small Cap Index to define small capitalization companies is appropriate and consistent with investor expectations and wide-spread industry practice.  It further believes that the S&P EPAC Small Cap Index is a widely used benchmark for tracking small capitalization company performance.  This practice of defining capitalization by referencing an index was sanctioned by the SEC in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting

Release”) and the related SEC staff guidance. In the Adopting Release, the SEC stated in footnote 43 that: “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  The SEC further elaborated on the meaning of a “reasonable definition” in its guidance titled “Frequently Asked Questions about Rule 35d-1.”  Specifically, the SEC staff states “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

Statement of Additional Information

Comment 14:     The SEC staff notes that as reported in the last N-Q, certain funds held more than 25% of their assets in certain sectors.  Please confirm supplementally that each Fund is in compliance with the concentration policy listed in item three of the “Investment Restrictions” section.

Response: The Registrant confirms that each Fund is in compliance with its concentration policy in the “Investment Restrictions” section, which states that a fund will not invest more than 25% of its assets in securities of companies in any one industry. As the 1940 Act does not define “sector,” each Fund refers to Global Industry Classification Standard (“GICS”) definitions of “industry” and “sector.” Because GICS sectors are composed of securities across multiple industries and are thus broader than any one industry, the level of a fund’s investment in a single sector, such as Financials, is not inconsistent with its fundamental investment restriction stating that a fund may not investment more than 25% of its assets in any one industry.

Comment 15:  The last sentence of the first paragraph in the “Trustees and Officers - Leadership Structure and Qualifications of the Board of Trustees” section notes that “[t]here is no difference in the manner in which the governance committee evaluates a candidate based on whether the candidate is recommended by a shareholder. Candidates are expected to provide a mix of attributes, experience, perspective and skills necessary to effectively advance the interests of shareholders.” Please revise this disclosure in accordance with Form N-1A, Item 17(b)(2)(iv) to include the procedures by which shareholders may submit trustee recommendations to a nominating or standing committee.

Response: The Registrant has revised the last sentence of the second paragraph of the “Trustees and Officers - Leadership Structure and Qualifications of the Board of Trustees” section as follows:

There is no difference in the manner in which the governance committee evaluates a candidate based on whether the candidate is recommended by a shareholder. Candidates are expected to provide a mix of attributes, experience, perspective and skills necessary to effectively advance the interests of shareholders. Shareholders may send resumes of recommended persons to the attention of Heidi W. Hardin, Secretary, Harris Associates Investment Trust, 111 S. Wacker Drive, Suite 4600, Chicago, Illinois 60606-4319.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Ndenisarya M. Bregasi at (202) 778-9021.  Thank you for your attention to this matter.

Sincerely,

/s/ Marguerite W. Laurent
Marguerite W. Laurent